Exhibit 99.2

GDEV INC. PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY. FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED 1. Confirmation of Appointment of the Company’s Auditor The following resolution is proposed: To confirm the appointment of KPMG, as the Company’s auditor in accordance with the provisions of section 153 of the Companies Law Cap 113 to hold office from the conclusion of this AGM until the Members appoint another auditor. The remuneration of the auditor shall be fixed by resolution of Directors in such manner as the Directors may determine or in a manner required by the rules and regulations of the stock exchange applicable to the Company. 2. Election of Directors The following resolution is proposed: To re-elect the following independent Directors of the Company: (1) Natasha Braginsky Mounier (2) Marie Holive (3) Olga Loskutova (4) Andrew Sheppard (5) Tal Shoham Signature_________________________________Signature, if held jointly__________________________________Date___________, 2023 Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such. Please mark your votes like this X FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN INTERNET www.cstproxyvote.com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares. Vote at the Meeting – If you plan to attend the virtual online annual meeting, you will need your 12 digit control number to vote electronically at the annual meeting. To attend the annual meeting, visit: https://www.cstproxy.com/gdevinc/2023 MOBILE VOTING On your Smartphone/Tablet, open the QR Reader and scan the below image. Once the voting site is displayed, enter your Control Number from the proxy card and vote your shares. MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided. Your Mobile or Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on August 24, 2023. YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. IMMEDIATE - 24 Hours a Day, 7 Days a Week or by Mail Vote by Internet, Smartphone or Tablet - QUICK EASY PROXY THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1 AND 2. 22740 GDEV Inc Proxy Card_REV1 - Front CONTROL NUMBER

FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED GDEV INC. This notice (the “Notice”) is given to inform that the Company will hold its 2023 annual general meeting (the “AGM”) of the members (the “Members”) on August 25, 2023, at 3:00 p.m. (Cypriot time) at the Company’s offices at: 55, Griva Digeni, Limassol, Cyprus. The AGM will be held virtually by telecommunications means. GDEV Inc. Virtual Shareholder Meeting Information: Meeting Date: Friday, August 25, 2023. Meeting Time: 3:00 p.m. (Cypriot time), 8:00 a.m. Eastern Time (EDT). Annual Meeting-meeting webpage (information, webcast, telephone access and replay): https://www.cstproxy.com/gdevinc/2023. Telephone access (listen-only): Within the U.S. and Canada: 1 800-450-7155 (toll-free). Outside of the U.S. and Canada: +1 857-999-9155 (standard rates apply). Conference ID: 0464571# Record Date: Only Members as of the end of business on July 20, 2023, are entitled to attend and vote at the AGM either personally or by proxy, and such proxy need not be a Member of the Company. Proxy: A Member may be represented at the AGM by a proxy who may speak and vote on behalf of the Member. The instrument appointing a proxy shall be produced before the time for holding the AGM. The instrument appointing a proxy shall be in substantially the form attached to this Notice. The instrument appointing a proxy shall be in writing under the hand of the appointer or, if the appointer is a corporation, either under seal or under the hand of an officer. Original of any instrument of proxy or its notarized copy shall be deposited at the Company’s offices at: 55, Griva Digeni, Limassol, Cyprus, or by e-mail to investor@gdev.inc The cut-off time to provide proxies is 2:00 p.m. (Cypriot time) on August 25, 2023. Proxies submitted thereafter will not be considered. Voting According to Regulation 6.1 of the Company’s Articles of Association, each ordinary share in the Company confers upon the Member the right to one vote at the AGM. Materials Copies of materials related to the AGM, including this Notice and form of instruments appointing proxy, are available for no charge on the Company’s website: https://gdev.inc/for-investors/investors-materials. (Continued and to be marked, dated and signed, on the other side) 22740 GDEV Inc Proxy Card_REV1 - Back Important Notice Regarding the Internet Availability of Proxy Materials for the 2023 Annual Meeting of Stockholders to be held on Friday, August 25, 2023. To view the 2023 Proxy Statement, 2022 Annual Report and to Attend the Annual Meeting, please go to: https://www.cstproxy.com/gdevinc/2023